UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 15, 2011

Mizuho Financial Group, Inc.

By:	/s/ Takeo Nakano
Name:	Takeo Nakano
Title:	Managing Director / CFO

March 15, 2011

To whom it may concern:

Mizuho Financial Group, Inc.

    (Code Number: 8411 TSE • OSE 1st Sec.)

Mizuho Bank, Ltd.

Mizuho Corporate Bank, Ltd.

Mizuho Trust & Banking Co., Ltd.

    (Code Number: 8404 TSE • OSE 1st Sec.)

Mizuho Securities Co., Ltd.

    (Code Number: 8606 TSE • OSE • NSE 1st Sec.)

Mizuho Investors Securities Co., Ltd.

    (Code Number: 8607 TSE • OSE • NSE 1st Sec.)

Memorandum of Understanding (the “MOU”) on Turning Mizuho Trust & Banking Co., Ltd., Mizuho

Securities Co., Ltd. and Mizuho Investors Securities Co., Ltd. into Wholly-Owned Subsidiaries

Mizuho Financial Group, Inc. (President & CEO: Takashi Tsukamoto) (“MHFG”), Mizuho Bank, Ltd. (President & CEO: Satoru Nishibori) (“MHBK”), Mizuho Corporate Bank, Ltd. (President & CEO: Yasuhiro Sato) (“MHCB”), Mizuho Trust & Banking Co., Ltd. (President & CEO: Takashi Nonaka) (“MHTB”), Mizuho Securities Co., Ltd. (President & CEO: Keisuke Yokoo) (“MHSC”) and Mizuho Investors Securities Co., Ltd. (President & CEO: Katsuyoshi Ejima) (“MHIS”) hereby announce that they have determined, at their respective meetings of the board of directors held today, the basic policies for turning MHTB, MHSC and MHIS, which are listed subsidiaries of our group (“Mizuho”), into wholly-owned subsidiaries (respectively, the “Transaction”) and signed the MOU for further consideration and discussion of the details as described below.

1.	Purpose of the Transactions

MHFG announced the Transformation Program as the Medium-term Management Policy of Mizuho in May 2010, in order to respond promptly and appropriately to the new business environment that surrounds financial institutions, including changes in economic and social structures and revisions of international financial supervision and regulations after the global financial crisis. Mizuho has conducted a fundamental review of the management challenges it faces, and the entire group is now implementing measures to achieve sustainable growth through initiatives for further enhancement of three areas, “profitability,” “financial base” and “front-line business capabilities,” while pursuing the group’s “customer first policy.”

The Transactions are intended to further enhance the “group collective capabilities” by integrating group-wide business operations, optimizing management resources, such as workforce and branch network, and accelerating the implementation of the Transformation Program. Specifically, the Transactions aim to (i) ensure a prompt decision-making process and flexibility of strategies and establish a group management structure that can respond with greater flexibility to the changes in the external business environment and challenges of the group as a whole as well as of each group company, (ii) further enhance Mizuho’s comprehensive financial services capabilities, which are Mizuho’s strengths, and reinforce group collaboration that provides seamless full-line services that include banking, trust and securities functions, and (iii) pursue improvement of group management efficiency by thoroughly promoting the consolidation of operations and the cost structure reforms.

The proposed share exchanges described in this press release are for the securities of a foreign company. The proposed share exchanges will be subject to disclosure requirements of a foreign country that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

This press release contains forward-looking statements, including estimates and plans. Such forward-looking statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions and do not represent any guarantee of future performance.

We may not be successful in implementing our business strategies, and management may fail to achieve its estimates, for a wide range of possible reasons, including, without limitation, those included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in MHFG’s most recent Form 20-F filed with the U.S. Securities and Exchange Commission ( “ SEC ” ) which is available in the Financial Information section of MHFG’s web page at www.mizuho-fg.co.jp/english/ and also at the SEC’s web site at www.sec.gov. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

In the securities business, going forward, Mizuho will consider the integration of MHSC and MHIS by merger or other method after the completion of the Transactions in order to enhance the retail business in Japan, rationalize and streamline management infrastructure, and provide securities functions in a unified manner through the group’s full-line securities company.

Thus, Mizuho will endeavor to fully consolidate its group capabilities, including the collaboration among banking, trust and securities functions. For individual customers, Mizuho will enhance its offer of comprehensive financial services, including through the promotion of joint branches and expansion of investment product line-up and consulting function. For corporate customers, we will offer optimal financial solutions by fully leveraging the expertise of each group company in response to client needs that are becoming more global, sophisticated and diversified.

Mizuho will strive to further increase its corporate value by enhancing its “group collective capabilities” through the Transactions, etc., and will meet the expectations of shareholders of MHFG, including shareholders of MHTB, MHSC and MHIS who would own the shares of MHFG at the completion of the Transactions.

While the Transactions will be conducted as described above, Mizuho will hold discussions with The Norinchukin Bank (President and Chief Executive Officer: Yoshio Kono), which currently has a capital relationship with MHSC, with a view to maintaining such relationship, expanding areas of business cooperation and further enhancing their collaborative relationship.

2.	Method, etc., of the Transactions

(1) Method of the Transactions

The Transactions will be conducted by signing each of the following: (i) a share exchange in which MHFG will become a wholly-owning parent and MHTB will become a wholly-owned subsidiary (“MHTB Share Exchange”); (ii) a share exchange in which MHCB will become a wholly-owning parent and MHSC will become a wholly-owned subsidiary (“MHSC Share Exchange”); and (iii) a share exchange in which MHBK will become a wholly-owning parent and MHIS will become a wholly-owned subsidiary (“MHIS Share Exchange”) (each of the MHTB Share Exchange, MHSC Share Exchange and MHIS Share Exchange shall be hereinafter referred to as the “Share Exchange”).

With a view to achieving the purpose of the Transactions while securing the liquidity of the consideration for the Share Exchange that is to be allotted to the shareholders of the prospective wholly-owned subsidiaries and providing the benefit of synergies to be derived from the Transactions to such shareholders, the MHSC Share Exchange and MHIS Share Exchange shall be conducted by a so-called “triangular share exchange,” by which, as consideration for such share exchanges, shares of common stock of MHFG, which is the wholly-owning parent of MHCB and MHBK, shall be allotted instead of shares of MHCB and MHBK.

Each Share Exchange falls under the case in which approval by the general meeting of shareholders of a prospective wholly-owning parent is not required (simplified share exchange) pursuant to Article 796, Paragraph 3 of the Companies Act. On the other hand, for the prospective wholly-owned subsidiaries (MHTB, MHSC and MHIS), approval for the Share Exchange by the respective general meeting of shareholders is required. In addition to the ordinary general meeting of shareholders, MHTB is scheduled to hold general meetings of class shareholders concerning shares of common stock and shares of each class of preferred stock to obtain approval for the MHTB Share Exchange.

In addition to the above, in order to secure the mobility and flexibility of management, including in preparation for the Transactions, MHFG is planning to increase the total number of shares and the total number of class shares of common stock that MHFG is authorized to issue.

(2) Schedule of the Transactions

Mizuho is planning to conduct the Transactions in early September 2011 on the assumption that the Transactions will have been approved at the general meeting of shareholders of each company, and among other things, filings will have been made to, and permission obtained from, the relevant authorities in Japan and any foreign countries, in each case which are required for the Transactions.

<Schedule for the Transactions>

March 15, 2011	The meetings of the board of directors for approval of the MOU

March 15, 2011	Signing of the MOU

March 16, 2011	Public notice for setting the record date of general meetings of class shareholders(MHTB)

March 31, 2011	The record date of the ordinary general meeting of shareholders (MHTB, MHSC and MHIS) and the record date of general meetings of class shareholders (MHTB)

Late April 2011 (Scheduled)	The meetings of the board of directors for approval of the share exchange agreement

Late April 2011 (Scheduled)	Signing of the share exchange agreement

Late June 2011 (Scheduled)	The ordinary general meeting of shareholders (MHTB, MHSC and MHIS) and the general meetings of class shareholders (MHTB) for approval of the share exchange agreement

Between late August and early September 2011 (Scheduled)	Date of delisting (MHTB, MHSC and MHIS)

Early September 2011 (Scheduled)	Effective date of the Share Exchange

(3) Share exchange ratio

The share exchange ratio in the Share Exchange will be determined upon consultation among the related parties after considering evaluation and advice, etc., by external experts.

(4) Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights upon the Transactions

The treatment of stock acquisition rights issued by MHTB and MHSC as stock options in the MHTB Share Exchange and MHSC Share Exchange is to be determined upon consultation among the parties of each such Share Exchange by the date of the signing of the relevant share exchange agreement.

Neither MHTB nor MHSC have issued bonds with stock acquisition rights. MHIS has issued neither stock acquisition rights nor bonds with stock acquisition rights.

3.	Prospects of Delisting of MHTB, MHSC and MHIS

(1) Prospects of delisting

Shares of common stock of MHTB are listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange, and shares of common stock of MHSC and MHIS are listed on the first section of the Tokyo Stock Exchange, the first section of the Osaka Securities Exchange and the first section of the Nagoya Stock Exchange. As a result of the Transactions, shares of common stock of MHTB, MHSC and MHIS are each expected to be delisted through prescribed procedures in accordance with the securities listing regulations and the share delisting standards, etc., of each of the above-mentioned stock exchanges.

(2) Reason for the proposed delisting and status of consideration of alternative measures

The purpose of the Transactions is as stated in “1. Purpose of Transactions” above and is not the delisting of shares of common stock of MHTB, MHSC and MHIS itself.

Even after shares of common stock of MHTB, MHSC and MHIS are delisted, shares of common stock of MHFG that are to be allotted to the shareholders of MHTB, MHSC and MHIS through the Share Exchange are listed on the first section of the Tokyo Stock Exchange and the first section of the Osaka Securities Exchange, and such shares are tradable on both stock exchanges. Therefore, Mizuho considers that it will be able to continue to provide liquidity of shares to shareholders to whom one hundred shares (which is the number of shares constituting one unit of shares of MHFG) or more of common stock of MHFG are to be allotted through the Share Exchange.

The shareholders of MHTB, MHSC and MHIS to whom less than one hundred shares of common stock of MHFG are to be allotted through the Share Exchange may not sell those shares constituting less than one unit on either of the above-mentioned stock exchanges; however, if such shareholders wish, such shareholders may use the system of request to sell shares constituting less than one unit or the system of request to purchase shares constituting less than one unit of MHFG. If, upon the Share Exchange, any fraction arises that is less than one share of common stock of MHFG and is to be allotted, Mizuho plans to distribute to the relevant shareholders cash in the amount in proportion to such fraction. Mizuho will announce the other details of the treatment at the time of the signing of the share exchange agreement concerning the Share Exchange.

4.	Matters Relating to Transactions with the Controlling Shareholder

The Share Exchange falls under a transaction with the controlling shareholder for each of MHTB, MHSC and MHIS. Therefore, each of MHTB, MHSC and MHIS are planning to conduct the Share Exchange upon taking appropriate measures for ensuring fairness and avoiding conflicts of interest. Also, each of MHTB, MHSC and MHIS are planning to obtain opinions that the resolution of the meeting of the board of directors for approval of the Share Exchange is not disadvantageous to the minority shareholders of each of MHTB, MHSC and MHIS from a person that does not have a conflict of interest with the controlling shareholder by the time of such resolution of the meeting of the board of directors that is scheduled to be held in late April 2011.

5.	Outlook

The Transactions will not change the earnings estimates for this fiscal year announced by each of MHFG and MHTB. Neither MHSC nor MHIS have announced earnings estimates.

Outline of the Parties

(As of September 30, 2010)

(1) Name	MHFG	MHBK
(2) Location	5-1 Marunouchi 2-chome, Chiyoda-ku, Tokyo	1-5 Uchisaiwaicho 1-chome, Chiyoda-ku, Tokyo
(3) Name and Title of Representative	President & CEO: Takashi Tsukamoto	President & CEO: Satoru Nishibori
(4) Purpose of Business	Bank holding company	Banking business
(5) Capital (consolidated)	¥2,181,375 million	¥700,000 million
(6) Date of Establishment	January 8, 2003	April 1, 2002
(7) Number of Issued Shares	21,539,573,760 shares (common stock) 914,752,000 shares (the Eleventh Series Class XI Preferred Stock) 36,690,000 shares (the Thirteenth Series Class XIII Preferred Stock)

4,446,804 shares (common shares)

64,500 shares (the Fourth Series Class IV preferred shares)

85,500 shares (the Fifth Series Class V preferred shares)

1,800,000 shares (the Tenth Series Class XIII preferred shares)

(8) Fiscal Year End	March 31	March 31
(9) Number of Employees	306	19,518
(10) Major Shareholder and Ratio of Shareholding

Japan Trustee Services Bank, Ltd.

(Trustee account)

5.38%

The Master Trust Bank of Japan, Ltd.

(Trustee account)

3.78%

SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited)

1.47%

Japan Trustee Services Bank, Ltd.

(Trustee account 9)

1.31%

Japan Trustee Services Bank, Ltd.

(Trustee account 4)

1.18%

Note: total shares of common stock and each class of preferred stock are described

MHFG 100%

(1) Name	MHCB	MHTB
(2) Location	3-3 Marunouchi 1-chome, Chiyoda-ku, Tokyo	2-1 Yaesu 1-chome, Chuo-ku, Tokyo
(3) Name and Title of Representative	President & CEO: Yasuhiro Sato	President & CEO: Takashi Nonaka
(4) Purpose of Business	Banking business	Trust and banking business
(5) Capital (consolidated)	¥1,404,065 million	¥247,303 million
(6) Date of Establishment	April 1, 2002	May 9, 1925
(7) Number of Issued Shares

7,301,295 shares (common shares)

64,500 shares (the Second Series Class IV preferred shares)

85,500 shares (the Eighth Series Class VIII preferred shares)

3,609,650 shares (the Eleventh Series Class XIII preferred shares)

5,026,216,829 shares (common stock) 155,717,123 shares (the First Series Class I Preferred Stock) 800,000,000 shares (the Second Series Class III Preferred Stock)
(8) Fiscal Year End	March 31	March 31
(9) Number of Employees	8,290	3,388
(10) Major Shareholder and Ratio of Shareholding	MHFG 100%

MHFG

74.49%

Meiji Yasuda Life Insurance Company

0.83%

Japan Trustee Services Bank, Ltd.

(Trustee account)

0.61%

The Master Trust Bank of Japan, Ltd.

(Trustee account)

0.46%

JPMorgan Securities Japan Co., Ltd.

0.23%

Note: total shares of common stock and each class of preferred stock are described

(1) Name	MHSC	MHIS
(2) Location	5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo	10-30 Nihonbashikakigaracho 2-chome, Chuo-ku, Tokyo
(3) Name and Title of Representative	President & CEO: Keisuke Yokoo	President: Katsuyoshi Ejima
(4) Purpose of Business	Financial instruments business	Financial instruments business
(5) Capital (consolidated)	¥125,167 million	¥80,288 million
(6) Date of Establishment	July 16, 1917	December 14, 1922
(7) Number of Issued Shares	1,626,688,683 shares (common stock)	1,232,357,808 shares (common stock)
(8) Fiscal Year End	March 31	March 31
(9) Number of Employees	6,355	2,271
(10) Major Shareholder and Ratio of Shareholding

MHCB

57.88%

The Norinchukin Bank

5.21%

The Dai-ichi Life Insurance Company, Limited

2.49%

Japan Trustee Services Bank, Ltd.

(Trustee account)

2.18%

Tokio Marine & Nichido Fire Insurance Co., Ltd.

1.49%

MHBK

65.25%

MHTB

1.23%

Japan Trustee Services Bank, Ltd.

(Trustee account)

1.00%

Nippon Tochi-Tatemono Co., Ltd.

0.89%

Hulic Co., Ltd.

0.78%

Note: ratio of shareholding of MHBK includes 12.17% contributions of trust assets of employee retirement benefit trust

Contact:	Mizuho Financial Group, Inc.
Corporate Communications Public Relations Office
Tel: 81-3-5224-2026

(For Reference)

Organization Chart of Mizuho after the Transactions